[Guided Therapeutics Letterhead]

December 6, 2011

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Guided Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-177244)

Ladies/Gentlemen:

Guided Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced registration statement to Wednesday, December 7, 2011 at 5:00 p.m. or as soon as practicable thereafter.

The Company hereby acknowledges that:

•         should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

Very truly yours,

/s/ Mark L. Faupel
President, Chief Executive Officer and Acting Chief
Financial Officer

cc:	Amanda Ravitz, Assistant Director (U.S. Securities and Exchange Commission)
Geoff Kruczek, Esq. (U.S. Securities and Exchange Commission)
Joseph McCann, Esq. (U.S. Securities and Exchange Commission)
Heith D. Rodman, Esq. (Jones Day)